AM
3/16/2004

04003029

SECU[...]ANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED PROCESSING FEB 27 2004 WASH, D.C. 150 SECTION

SEC FILE NUMBER
8- , 49702

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 Quebec Street NW
(No. and Street)

Washington (City) DC (State) 20008-1223 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard D. Buik 202-364-2484
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vorisek & Company LLC
(Name – *if individual, state last, first, middle name*)

3312 Rocky Beach (Address) McHenry (City) IL (State) 60051 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard D. Buik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Markets LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Richard D. Buik
Signature

President
Title

Notary Public

My Commission Expires Oct. 14, 2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VORISEK & COMPANY, LLC
Certified Public Accountants • Consultants
3312 Rocky Beach, McHenry, Illinois 60051
815-344-9336, fax 815-344-9350

INDEPENDENT AUDITORS' REPORT

To the Members of Global Markets LLC:

We have audited the accompanying statement of financial condition of Global Markets LLC (a District of Columbia Limited Liability Company) as of December 31, 2003 and the related statements of income, changes in Members equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Markets LLC as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The statement of the computation of net capital is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Vorisek & Company LLC

Vorisek & Company, LLC
February 24, 2004

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
Global Markets LLC

N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/03 [99]
SEC FILE NO. 8-49702 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

	Allowable		Non-Allowable		Total	
1. Cash	$	200			$	750
2. Receivables from brokers or dealers:						
A. Clearance account	3,954	295				
B. Other		300	$	550	3,954	810
3. Receivable from non-customers		355		600		830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	145,116	424				
E. Spot commodities		430			145,116	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ 3,300 [130]						
B. At estimated fair value		440	2,200	610	2,200	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535		735		930
12. TOTAL ASSETS	$ 149,070	540	$ 2,200	740	$ 151,270	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Global Markets LLC as of 12/31/03

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] ▼13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other ▼10	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	1,800 [1385]	1,800 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] ▼12	[1390] ▼14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders ▼9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ [1230]	$ 1,800 [1450]	$ 1,800 [1760]

Ownership Equity

		Total
21. Sole Proprietorship		▼15 $ [1770]
22. Partnership (limited partners)	▼11 ($ 149,470 [1020])	149,470 [1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		[1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		[1794]
E. Total		[1795]
F. Less capital stock in treasury		▼16 ( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 149,470 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 151,270 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Global Markets LLC as of 12/31/03

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 149,470	3480
2.	Deduct ownership equity not allowable for Net Capital			19 ( )	3490
3.	Total ownership equity qualified for Net Capital			149,470	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 149,470	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17 $ 2,200	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(2,200)	3620
7.	*Other additions and/or allowable credits (List)*				3630
8.	Net capital before haircuts on securities positions			20 $ 147,270	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities	18	3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List) Money Market	2,902	3736	(2,902)	3740
10.	Net Capital			$ 144,368	3750

OMIT PENNIES

30

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Global Markets LLC as of 12/31/03

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required ($6\frac{2}{3}$% of line 19)	$		3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	139,368	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) (22)	$	144,368	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$		3790
17. Add:						
A. Drafts for immediate credit (21)	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$		3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%		3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) (23)	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. $6\frac{2}{3}$% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Global Markets LLC

For the period (MMDDYY) from [24] 1/1/03 [3932] to 12/31/03 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$		3935
b. Commissions on listed option transactions	[25]		3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts		-1,100	3952
4. Profit (loss) from underwriting and selling groups	[26]		3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue		43,423	3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		1,174	3995
9. Total revenue	$	43,497	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers					4120
11. Other employee compensation and benefits					4115
12. Commissions paid to other broker-dealers					4140
13. Interest expense					4075
a. Includes interest on accounts subject to subordination agreements		4070			
14. Regulatory fees and expenses				6,421	4195
15. Other expenses				5,800	4100
16. Total expenses			$	12,221	4200

NET INCOME

17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)			$		4210
18. Provision for Federal income taxes (for parent only)			[28]		4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above					4222
a. After Federal income taxes of		4338			
20. Extraordinary gains (losses)					4224
a. After Federal income taxes of		4239			
21. Cumulative effect of changes in accounting principles					4225
22. Net income (loss) after Federal income taxes and extraordinary items			$	31,276	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	2,350	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Global Markets LLC

For the period (MMDDYY) from 1/1/03 to 12/31/03

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 119,194	4240
A. Net income (loss)			31,276	4250
B. Additions (Includes non-conforming capital of [29] $		4262)		4260
C. Deductions (Includes non-conforming capital of $		4272)	1,000	4270
2. Balance, end of period (From item 1800)			$ 149,470	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period [30]	$ N/A	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Global Markets LLC as of 12/31/03

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm 30 Man Financial [4335] 1 [4570]

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645

Total $ 36 [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

GLOBAL MARKETS LLC
Statement of Cash Flows
For the year ended December 31, 2003

Cash flows from operating activities:	
Net income	$ 31,276
Adjustments to reconcile net income with net cash provided by Operating activities	
Increase in commission receivable	-2,668
Decrease in investment securities	1,100
Decrease in accrued expense	-3,400
Net cash provided by operating activities	26,308
Cash flows from financing activities:	
Capital withdrawal	-1,000
Cash at beginning of period	119,808
Cash at end of period	$ 145,116

See accompanying notes to financial statements.

GLOBAL MARKETS LLC
(A District of Columbia Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
December 31, 2003

Note 1. Significant Accounting Policies:

Other securities on the statement of financial condition represents Money Market funds which may be considered cash or cash equivalents on the statement of cash flows.

Income Taxes - No provision for income taxes has been made since the Company is not subject to taxes on income. Each member is individually liable for the tax on its share of income.

The Company records interest income in the period it is earned.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

Note 2. Nature of Business:

The Company was organized as a District of Columbia Limited Liability Company on July 12, 1996. The fiscal year of the Company ends December 31.

The Company operates as a fully disclosed Broker/Dealer. The Company is registered with the Securities and Exchange Commission.

The Articles of Organization vest all responsibility and powers for the management of the business and affairs of the Company with Richard D. Buik, Principal.

Note 3. Agreements With Related Parties:

The Principal may receive compensation and a share of profits and losses of the Company.

Note 4. Net Capital Requirement:

The Company is subject to the SEC Net Capital Rule (Rule 15c3-1 of the Securities and Exchange Act of 1934). At December 31, 2003 the Company had net capital in excess of the required minimum.

GLOBAL MARKETS LLC
STATEMENON EXEMPTION FROM RULE 15c3-3
December 31, 2003

Global Markets LLC is exempt from the computation of determination of reserve requirements pursuant to SEC Rule 15c3-3 because of its exemption under (k)(2)(ii) – all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

VORISEK & COMPANY, LLC
Certified Public Accountants • Consultants
3312 Rocky Beach, McHenry, Illinois 60051
815-344-9336, fax 815-344-9350

GLOBAL MARKETS LLC
RECONCILIATION BETWEEN AUDITED AND UNAUDITED
STATEMENTS OF THE COMPUTATION OF NET CAPITAL
December 31, 2003

We have performed a reconciliation between audited and unaudited statements of the computation of net capital and found that no material differences exist.

Vorisek & Company, LLC
February 24, 2004

Vorisek & Company LLC

VORISEK & COMPANY, LLC
Certified Public Accountants • Consultants
3312 Rocky Beach, McHenry, Illinois 60051
815-344-9336, fax 815-344-9350

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17A-5

To the Members of Global Markets LLC:

We have examined the financial statements of Global Markets LLC for the year ended December 31, 2003, and have issued a report thereon dated February 24, 2004. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Partnership in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11) and the procedures of rule 15c3-3. We did not review the practices and procedures in complying with the requirements for prompt payment for securities of Section 4(c) of regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer accounts. As of December 31, 2003 the Company had no customers.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of practices and procedures referred to in the preceding paragraph and to asses whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-6(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors

or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weakness in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Global Markets LLC taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended for the use of management, the Securities and Exchange Commission and self-regulatory organizations and should not be used for any other purpose.

Vorisek & Company, LLC
February 24, 2004